Exhibit 99.1

Niu Technologies Announces Unaudited Third Quarter 2025 Financial Results

-- Third Quarter Revenues of RMB 1,693.9 million, increase 65.4% year over year

-- Third Quarter Net Income of RMB 81.7 million, compared to net loss of RMB 40.9 million in the same period of last year

BEIJING, China, November 17, 2025 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Revenues were RMB 1,693.9 million, an increase of 65.4% year over year

•	Gross margin was 21.8%, compared with 13.8% in the third quarter of 2024

•	Net income was RMB 81.7 million, compared with net loss of RMB 40.9 million in the third quarter of 2024

•	Adjusted net income (non-GAAP)[1] was RMB 88.4 million, compared with adjusted net loss of RMB 34.2 million in the third quarter of 2024

Third Quarter 2025 Operating Highlights

•	The number of e-scooters sold was 465,873, up 49.1% year over year

•	The number of e-scooters sold in China was 451,455, up 74.2% year over year

•	The number of e-scooters sold in the international markets was 14,418, down 73.0% year over year

•	The number of franchised stores in China was 4,542 as of September 30, 2025

•	The number of distributors in our international sales network was 57, covering 53 countries as of September 30, 2025

Dr. Yan Li, Chief Executive Officer of the Company, remarked, "In Q3, our peak season, we delivered an impressive 74.2% year-on-year growth in sales volume in China. This remarkable performance was driven by the powerful combination of our compelling product portfolio and strong store expansion momentum. As we enter the seasonal low period and prepare for the implementation of the new national standard, we are proactively advancing our channel expansion and product transition strategies, demonstrating our agility and discipline in navigating evolving market dynamics.”

Dr. Li continued, "This year marks the 10th anniversary of NIU’s presence at EICMA, a premier global industry exhibition that has served as an important platform for strengthening our brand influence overseas. We are well-positioned to actively shape and embrace the ongoing evolution of the two-wheeler industry.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

Third Quarter 2025 Financial Results

Revenues reached RMB 1,693.9 million, representing a 65.4% increase year-over-year. This growth was mainly driven by a 49.1% increase in sales volume, complemented by an 11.0% increase in revenues per e-scooter. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2025 Q3	2024 Q3	% change YoY
E-scooter sales from China market	1,481.9	797.5	+85.8%
E-scooter sales from international markets	67.0	130.2	-48.6%
E-scooter sales, sub-total	1,548.9	927.7	+67.0%
Accessories, spare parts and services	145.0	96.2	+50.8%
Total	1,693.9	1,023.9	+65.4%

Revenues per e-scooter (in RMB)	2025 Q3	2024 Q3	% change YoY
E-scooter sales from China market[2]	3,283	3,078	+6.7%
E-scooter sales from international markets[2]	4,648	2,444	+90.2%
E-scooter sales	3,325	2,970	+12.0%
Accessories, spare parts and services[3]	311	307	+1.3%
Revenues per e-scooter	3,636	3,277	+11.0%

▪	E-scooter sales revenues from China market were RMB 1,481.9 million, an increase of 85.8% year-over-year, and represented 95.7% of total e-scooter revenues. The increase was mainly due to a 74.2% increase in sales volume and a 6.7% increase in revenues per e-scooter in China market.

▪	E-scooter sales revenues from international markets were RMB 67.0 million, a decrease of 48.6% year-over-year, and represented 4.3% of total e-scooter revenues. The decrease was mainly due to reduced sales volume and lower revenues per e-scooter of kick-scooters in international markets.

▪	Accessories, spare parts sales and services revenues were RMB 145.0 million, an increase of 50.8% year-over-year, and represented 8.6% of total revenues. The increase was mainly due to an increase in accessories and spare parts sales in China market.

▪	Revenues per e-scooter were RMB 3,636, an increase of 11.0% year-over-year, mainly due to increased sales proportion and higher revenues per e-scooter in China market.

Cost of revenues was RMB 1,324.1 million, an increase of 50.1% year-over-year, lower than the growth rate of revenues. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 2,842, a slight increase from RMB 2,824 in the third quarter of 2024. The increase resulted from increased costs in international markets, which was partially offset by cost reductions in the China market.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 21.8%, compared with 13.8% in the same period of 2024. The increase was mainly driven by a higher proportion of e-scooter sales and an improved gross margin in China market, benefiting from our cost-reduction initiatives.

Operating expenses were RMB 297.1 million, an increase of 48.1% from the same period of 2024. Operating expenses as a percentage of revenues was 17.5%, compared with 19.6% in the third quarter of 2024.

▪	Selling and marketing expenses were RMB 214.9 million (including RMB 1.2 million of share-based compensation), an increase of 68.3% from RMB 127.7 million in the third quarter of 2024, primarily driven by a RMB 74.7 million increase in spending on marketing and promotion in China market. Selling and marketing expenses as a percentage of revenues was 12.7%, compared with 12.5% in the third quarter of 2024.

▪	Research and development expenses were RMB 43.4 million (including RMB 2.2 million of share-based compensation), an increase of 43.2% from RMB 30.3 million in the third quarter of 2024, mainly due to a RMB 6.2 million increase in design and testing expenses, and a RMB 5.9 million increase in staff cost and share-based compensation. Research and development expenses as a percentage of revenues was 2.6%, compared with 3.0% in the third quarter of 2024.

▪	General and administrative expenses were RMB 38.8 million (including RMB 3.1 million of share-based compensation), a decrease of 8.9% from RMB 42.6 million in the third quarter of 2024, mainly due to reversal of bad-debt provision, partially offset by an increase in taxes and surcharges. General and administrative expenses as a percentage of revenues was 2.3%, compared with 4.2% in the third quarter of 2024.

Operating expenses excluding share-based compensation were RMB 290.6 million, an increase of 49.8% year over year, and represented 17.2% of revenues, compared with 18.9% in the third quarter of 2024.

▪	Selling and marketing expenses excluding share-based compensation were RMB 213.7 million, an increase of 70.6% year over year, and represented 12.6% of revenues, compared with 12.2% in the third quarter of 2024.

▪	Research and development expenses excluding share-based compensation were RMB 41.2 million, an increase of 45.5% year over year, and represented 2.4% of revenues, compared with 2.8% in the third quarter of 2024.

▪	General and administrative expenses excluding share-based compensation were RMB 35.7 million, a decrease of 11.7% year over year, and represented 2.1% of revenues, compared with 4.0% in the third quarter of 2024.

Share-based compensation was RMB 6.7 million, remaining flat compared with the same period in 2024.

Income tax benefit was RMB 0.2 million, compared with RMB 8.6 million in the same period of 2024.

Net income was RMB 81.7 million, compared with net loss of RMB 40.9 million in the third quarter of 2024. The net income margin was 4.8%, compared with net loss margin of 4.0% in the same period of 2024.

Adjusted net income (non-GAAP) was RMB 88.4 million, compared with an adjusted net loss of RMB 34.2 million in the third quarter of 2024. The adjusted net income margin4 was 5.2%, compared with an adjusted net loss margin of 3.3% in the same period of 2024.

Basic and diluted net income per ADS was RMB 1.02 (US$ 0.14) and RMB 0.99 (US$ 0.14), respectively.

Balance Sheet

As of September 30, 2025, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,582.8 million in aggregate. The Company had restricted cash of RMB 213.2 million and short-term bank borrowings of RMB 220.0 million.

Business Outlook

NIU expects revenues of the fourth quarter 2025 to be in the range of RMB 737 million to RMB 901 million, representing a year-over-year change of -10% to +10%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, November 17, 2025 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time) to discuss its third quarter 2025 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Third Quarter 2025 Financial Results Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI83aa7ff351f04d01a367f15554813e24

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.1190 to US$ 1.00, the exchange rate in effect as of September 30, 2025, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	630,021,303	1,089,197,454	152,998,659
Term deposits	274,351,895	114,178,095	16,038,502
Restricted cash	216,395,796	213,165,000	29,943,110
Short-term investments	-	379,382,890	53,291,599
Accounts receivable, net	131,921,419	64,524,314	9,063,677
Inventories	649,177,719	676,017,464	94,959,610
Prepayments and other current assets	267,938,339	314,141,594	44,127,208
Total current assets	2,169,806,471	2,850,606,811	400,422,365

Non-current assets
Property, plant and equipment, net	320,013,632	387,577,210	54,442,648
Intangible assets, net	1,043,801	843,630	118,504
Operating lease right-of-use assets	71,223,350	76,290,468	10,716,458
Deferred income tax assets	31,752,254	49,339,350	6,930,657
Other non-current assets	19,318,659	29,806,693	4,186,921
Total non-current assets	443,351,696	543,857,351	76,395,188

Total assets	2,613,158,167	3,394,464,162	476,817,553

LIABILITIES
Current liabilities
Short-term bank borrowings	200,000,000	220,000,000	30,903,217
Notes payable	294,348,768	220,000,000	30,903,217
Accounts payable	869,015,140	1,288,261,300	180,960,992
Income taxes payable	1,071,914	1,943,127	272,949
Advances from customers	35,892,860	199,087,036	27,965,590
Deferred revenue-current	50,247,103	71,998,040	10,113,505
Accrued expenses and other current liabilities	201,356,008	362,022,831	50,853,044
Total current liabilities	1,651,931,793	2,363,312,334	331,972,514

Deferred revenue-non-current	16,886,859	20,894,433	2,935,024
Deferred income tax liabilities	3,269,464	3,035,446	426,387
Operating lease liabilities	89,990	4,748,388	667,002
Other non-current liabilities	9,697,841	13,754,351	1,932,062
Total non-current liabilities	29,944,154	42,432,618	5,960,475

Total liabilities	1,681,875,947	2,405,744,952	337,932,989

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	90,549	91,766	12,890
Class B ordinary shares	10,316	9,504	1,335
Additional paid-in capital	1,988,638,160	2,010,790,675	282,454,091
Accumulated other comprehensive loss	(3,129,362)	(16,568,280)	(2,327,332)
Accumulated deficit	(1,054,327,443)	(1,005,604,455)	(141,256,420)
Total shareholders’ equity	931,282,220	988,719,210	138,884,564

Total liabilities and shareholders’ equity	2,613,158,167	3,394,464,162	476,817,553

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,023,896,776	1,693,922,867	237,943,934	2,469,116,667	3,631,618,005	510,130,356
Cost of revenues(a)	(882,352,543)	(1,324,115,671)	(185,997,425)	(2,072,337,778)	(2,891,250,177)	(406,131,504)
Gross profit	141,544,233	369,807,196	51,946,509	396,778,889	740,367,828	103,998,852

Operating expenses:
Selling and marketing expenses(a)	(127,674,970)	(214,878,440)	(30,183,795)	(353,235,333)	(531,644,798)	(74,679,702)
Research and development expenses(a)	(30,299,955)	(43,403,871)	(6,096,906)	(91,488,651)	(116,922,390)	(16,423,991)
General and administrative expenses(a)	(42,583,209)	(38,791,066)	(5,448,949)	(112,541,644)	(78,499,446)	(11,026,752)
Total operating expenses	(200,558,134)	(297,073,377)	(41,729,650)	(557,265,628)	(727,066,634)	(102,130,445)
Government grants	520,000	696,948	97,900	523,756	1,083,838	152,246
Operating (loss) income	(58,493,901)	73,430,767	10,314,759	(159,962,983)	14,385,032	2,020,653

Interest expenses	(1,537,621)	(1,354,828)	(190,312)	(4,024,904)	(4,322,848)	(607,227)
Interest income	9,512,697	6,569,488	922,811	27,530,058	20,134,598	2,828,290
Investment income	985,634	2,853,384	400,812	1,987,535	3,542,409	497,599
(Loss) income before income taxes	(49,533,191)	81,498,811	11,448,070	(134,470,294)	33,739,191	4,739,315
Income tax benefit	8,586,698	188,413	26,466	13,807,724	14,983,797	2,104,761
Net (loss) income	(40,946,493)	81,687,224	11,474,536	(120,662,570)	48,722,988	6,844,076

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(6,430,430)	(3,328,193)	(467,508)	(3,897,676)	(13,438,918)	(1,887,754)
Comprehensive (loss) income	(47,376,923)	78,359,031	11,007,028	(124,560,246)	35,284,070	4,956,322
Net (loss) income per ordinary share
—Basic	(0.26)	0.51	0.07	(0.76)	0.31	0.04
—Diluted	(0.26)	0.49	0.07	(0.76)	0.30	0.04
Net (loss) income per ADS
—Basic	(0.52)	1.02	0.14	(1.52)	0.61	0.09
—Diluted	(0.52)	0.99	0.14	(1.52)	0.59	0.08

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net (loss) income per ordinary share
—Basic	158,808,425	159,815,968	159,815,968	158,356,359	159,606,943	159,606,943
—Diluted	158,808,425	165,631,796	165,631,796	158,356,359	164,712,213	164,712,213
Weighted average number of ADS outstanding used in computing net (loss) income per ADS
—Basic	79,404,213	79,907,984	79,907,984	79,178,180	79,803,472	79,803,472
—Diluted	79,404,213	82,815,898	82,815,898	79,178,180	82,356,107	82,356,107

Note:
(a) Includes share-based compensation expenses as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	154,379	224,146	31,486	596,268	701,310	98,512
Selling and marketing expenses	2,408,003	1,181,757	166,000	5,746,819	4,500,339	632,159
Research and development expenses	1,997,306	2,219,375	311,754	5,270,563	7,631,528	1,071,994
General and administrative expenses	2,138,305	3,059,814	429,810	6,764,744	9,202,445	1,292,660
Total share-based compensation expenses	6,697,993	6,685,092	939,050	18,378,394	22,035,622	3,095,325

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(40,946,493)	81,687,224	11,474,536	(120,662,570)	48,722,988	6,844,076
Add:
Share-based compensation expenses	6,697,993	6,685,092	939,050	18,378,394	22,035,622	3,095,325
Adjusted net (loss) income	(34,248,500)	88,372,316	12,413,586	(102,284,176)	70,758,610	9,939,401